January 24, 2013

VIA EDGAR

Division of Corporate Finance
Mail Stop 3561
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn: Mr. Andrew D. Mew, Accounting Branch Chief

Re:	Omagine, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011
Filed May 17, 2012
Response dated October 26, 2012
File No. 001-16419

Dear Mr. Mew:

This letter responds to comments contained in the Staff letter dated November 9, 2012 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the Company’s response letter dated October 26, 2012 (the “Response Letter”) regarding the Company’s filing on May 17, 2012 of Amendment No. 1 to the Company’s Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (the “10-K Filing”).

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter dated November 9, 2012.

Item 1. Business, page 4

1.
We note your response to prior comment 1. In light of your facts and circumstances, we do not believe it is appropriate to disclose a seven year projection of future cash flows in the filing. As such, please remove the projection along with any corresponding discussions from the filing.

Response

On January 22, 2013, the Company filed Amendment No. 2 to our 10-K Filing (the “Second Amended Filing”) wherein we have removed from the 10-K Filing the seven year projection of future cash flows and any corresponding discussions of such projection.

Item 9A. Controls and Procedures, page 26

2. We note your response to prior comment 2 and await your amendment to Form 10-K.

Response

The Company has filed the Second Amended Filing to revise Item 9 A. Controls and Procedures in accordance with our response to comment 2 in the Response Letter.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

Related Party Payables, page 37

3.	We note your response to prior comment 3. With regard to the notes and accrued interest payable due to your officers and directors, please:

●
either confirm that the amounts provided in the chart reflect the largest aggregate amount of principal outstanding during the period for which disclosure is provided or  revise this chart accordingly to provide this information; and

●	revise to provide the amounts outstanding as of the latest practicable date.

As applicable, please revise to disclose the amount of principal and interest paid during the periods for which disclosure is provided. Also, to the extent these related party payables are evidenced in writing, please file them as material contracts. Please see Items 404(a)(5) and 601(b)(10) of Regulation S-K.

Response

The Company has filed the Second Amended Filing to revise Item 13. Certain Relationships and Related Transactions, and Director Independence and Related Party Payables in accordance with the Response Letter, the Staff letter dated November 9, 2012 and Items 404(a)(5) and 601(b)(10) of Regulation S-K.

Financial Statements and Notes

4.
We note your response to prior comment 5. ASC 915 defines a Development Stage Entity (DSE) as one devoting substantially all of its efforts to establish a new business and for which either planned principal operations have not commenced or if planned principal operations have commenced, there has been no significant revenues. Disclosure in your prior 2006 Form 10-KSB indicates that your efforts had concentrated on the negotiation and approval of the Development Agreement but you had not generated any revenues and had no other established lines of business or projects. We note your activities have related primarily to raising capital, design and engineering in connection with the agreement. We are not persuaded that you are not a DSE based on GAAP literature and your facts and circumstances. We also note your reference to ASC 915-10-15-05(c)(3) in which you implied you met the scope exception of the literature. However, we do not believe it applied in your situation. You state you had $1 million of revenue generated in your response. Please clarify for us the nature of the revenue generated and the related reporting period. To the extent that it was revenue generated in or prior to 2006, we do not believe it is appropriate to consider it in your analysis. In addition, your response states whether the agreement was signed prior to the end of the first quarter of 2013 is a triggering event in determining your DSE status. However, we view it as further evidence to support that you are a DSE for current and prior reporting periods. Please explain further to support your position or revise your financial statements.

Response

The Company has filed the Second Amended Filing to revise the presentation of its Financial Statements and Notes to reflect the Company’s status as a Development Stage Enterprise (DSE).

Journey of Light Inc. (“JOL”) was acquired by the Company in October 2005. During 2005, 2006 and 2007 the Company had minimal operations and revenue from its other two then wholly-owned subsidiaries - Ty-Breakers Corp. (“Ty-Breakers”) and Contact Sports, Inc. (“Contact”). The businesses of both Ty-Breakers and Contact were discontinued during 2007 and Ty-Breakers and Contact were merged with and into their parent company in March 2008. On May 1, 2006 a contract dispute between JOL and the State of Qatar regarding the proposed development of a real-estate project in Doha, Qatar was settled by the State of Qatar paying JOL $1 million.

The Company hereby acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the Second Amended Filing mentioned above.

Very truly yours,

/s/ Frank J. Drohan
Frank J. Drohan
President and Chief Executive Officer

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